LV ADMINISTRATIVE SERVICES, INC., AS AGENT
335 MADISON AVENUE, 10TH FLOOR
NEW YORK, NEW YORK 10017

VIA FEDEX AND FACSIMILE (303) 938-1166

November 18, 2009

Silicon Mountain Holdings, Inc.
Silicon Mountain Memory, Incorporated
VCI Systems, Inc.
SBU, Inc.
4755 Walnut Street
Boulder, Colorado 80301
ATTN: Rudolph (Tre) A. Cates III

Dear Mr. Cates III:

Reference is hereby made to (i) that certain Secured Revolving Note, dated as of September 25, 2006 issued by Silicon Mountain Memory, Incorporated, a Colorado corporation ("**SMM**"), VCI Systems, Inc., a Colorado corporation ("**VCI**") and SBU, Inc., a Colorado corporation ("**SBU**") to Laurus Master Fund, Ltd. (In Liquidation) ("**Laurus**") and subsequently assigned in full to Valens U.S. SPV I, LLC ("**VUS**"); (ii) that certain Amended and Restated Secured Convertible Note dated as of September 25, 2006, issued by SMM, VCI, SBU and Silicon Mountain Holdings, Inc. ("**Parent**" and together with SMM, VCI and SBU, collectively, the "**Companies**" and, each a "**Company**") to Laurus and subsequently assigned in full to Valens Offshore SPV I, Ltd. ("**VOF**") (as further amended, restated, modified and/or supplemented from time to time, the "**Convertible Note**") and (iii) that certain Secured Term Note, dated as of September 25, 2006 issued by SMM, VCI and SBU to Laurus and subsequently assigned in full to VOF and PSource Structured Debt Limited ("**PSource**") as amended, restated, modified and/or supplemented from time to time, the "**Term Note**" and together with the Convertible Note and the Revolving Note, collectively, the "**Notes**"). Each of the Notes were issued pursuant to the terms and conditions of that certain Security and Purchase Agreement, dated as of September 25, 2006 by and between the Companies and Laurus (as amended, restated, modified and/or supplemented from time to time, the "**Security Agreement**", and together with the Notes and the other Ancillary Agreements referred to therein, the "**Loan Documents**"). As you have already been advised, LV Administrative Services, Inc. has been appointed as administrative and collateral agent for each of VUS, VOF and PSource (the "**Agent**" and together with VUS, VOF and PSource, collectively, the "**Creditor Parties**" and each a "**Creditor Party**"). All capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Loan Documents, as applicable.

Please be advised that certain Events of Default have occurred and are continuing beyond any applicable cure or grace period under one or more of the Loan Documents including, without

limitation, Events of Default arising under Section 19(a) of the Security Agreement, as a result of the failure of the Companies to make payments of Obligations in the manner prescribed under the Loan Documents (the "**Existing Defaults**"). Please be advised that Creditor Parties may charge any and all default amounts payable in accordance with the terms of the Loan Documents as a result of the occurrence and continuance of the aforementioned Existing Defaults.

Based upon the occurrence of the Existing Defaults which Existing Defaults continue to exist as of the date hereof, the Companies are hereby notified that all obligations and liabilities owing by the Companies to the Creditor Parties under the Loan Documents are hereby accelerated. Demand is hereby made on each Company that the sum of $8,524,969.36 (constituting all obligations and liabilities of the Companies to the Creditor Parties if paid in full on November 18, 2009) be paid to Agent in immediately available funds (the "**Payment Amount**"), no later than 2 p.m. (New York time) on November 19, 2009 (the "**Payment Date**"). In the event the Payment Amount is not so received by Agent by the Payment Date, the Creditor Parties shall exercise its rights and remedies against each Company under the Loan Documents and applicable law and immediately commence foreclosure proceedings against all assets of each Company.

Nothing contained herein shall (a) limit in any manner whatsoever each party's obligation to comply with, and each Creditor Party's right to insist on each party's compliance with, each and every term of the Loan Documents, or (b) constitute a waiver of any Existing Default, any other Event of Default or any right or remedy available to any Creditor Party, or of the Companies' or any other person's obligation to pay and perform all of its obligations, in each case whether arising under any Loan Document, applicable law and/or in equity, all of which rights and remedies howsoever arising are hereby expressly reserved, are not waived and may be exercised by the Creditor Parties at any time, and none of which obligations are waived.

Very truly yours,
LV ADMINISTRATIVE SERVICES, INC., as Agent



Name: Scott Bluestein
Title: Authorized Signatory

Cc: Torys LLP (*via Facsimile* (212) 682-0200)
    237 Park Avenue
    New York, New York 10017
    ATTN: Andrew J. Beck

Cc: Rudolph (Tre) A. Cates III, Individually (*via Facsimile* (303) 938-1166)
    4755 Walnut Street
    Boulder, Colorado 80301